UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

SPECIAL FINANCIAL REPORT PURSUANT TO RULE 15d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Contains only the financial statements for the year ended December 31, 2024

Commission file number: 333-281116-01

XCF Global Capital, Inc.

(Exact name of registrant as specified in its charter)

Nevada	92-2169650
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2500 CityWest Blvd, Suite 150-138

Houston, TX 77042

(346) 630-4724

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Securities registered pursuant to Section 12(b) of the Act: None.

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant: None, as no established market exists for the registrant’s common stock.

As of September 12, 2025, there were 153,275,204 outstanding shares of the registrant’s common stock, par value $0.001 per share.

XCF GLOBAL CAPITAL, INC.

EXPLANATORY NOTE

On February 5, 2025, the Registration Statement on Form S-4 (Registration No. 333-281116, the “Registration Statement”) of XCF Global Capital, Inc. (the “Company”) was declared effective by the Securities and Exchange Commission (the “SEC”), related to the offering of up to 176,934,937 shares of Class A common stock, par value $0.0001 per share (“Common Stock”) and 17,900,000 warrants to purchase shares of Common Stock of Focus Impact BH3 NewCo, Inc.

Rule 15d-2 under the Securities Exchange Act of 1934, as amended (“Rule 15d-2”), provides generally that if a company’s registration statement filed under the Securities Act of 1933, as amended, does not contain certified financial statements for the company’s last full fiscal year preceding the year in which such registration statement becomes effective (or for the life of the company if less than a full fiscal year), then the company must, within 90 days after the effective date of such registration statement, file a special financial report furnishing certified financial statements for the last full fiscal year or other period, as the case may be, meeting the requirements of the form appropriate for annual reports of that company. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The Registration Statement did not contain the certified financial statements of the Company for the fiscal year ended December 31, 2024; therefore, as required by Rule 15d-2, the Company is hereby filing certified financial statements for the fiscal year ended December 31, 2024 with the SEC under cover of the facing page of an annual report on Form 10-K.

2

INDEX TO FINANCIAL STATEMENTS

XCF GLOBAL CAPITAL, INC.

3

GRANT THORNTON LLP	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

500 N Akard St., Suite 1200 Dallas, TX 75201

D F	+1 214 561 2300 +1 214 561 2370

Board of Directors and Stockholders

XCF Global Capital, Inc.

Opinion on the financial statements

We have audited the accompanying balance sheet of XCF Global Capital, Inc. (a Nevada corporation) (the “Company”) as of December 31, 2024, and the related statement of operations, stockholders’ equity, and cash flows for the year then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the 2024 financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Going concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred operating losses since its inception and management expects operating losses and negative cash flows to continue for the foreseeable future. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company’s ability to continue as a going concern.

Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2025.

Dallas, Texas

September 12, 2025

GT.COM	Grant Thornton LLP is a U.S. member firm of Grant Thornton International Ltd (GTIL). GTIL and each of its member firms are separate legal entities and are not a worldwide partnership.

F-1

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

XCF Global Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of XCF Global Capital, Inc (the “Company”) as of December 31, 2023, and the related statements of operations, stockholders’ equity, and cash flows for the period February 9, 2023 (inception) to December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for period February 9, 2023 (inception) to December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company suffered a loss from operations and will require significant capital to sustain operations that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Turner, Stone & Company, L.L.P.

We served as the Company’s auditor from January 2024 through April 2025.

Dallas, Texas

April 22, 2024

F-2

XCF GLOBAL CAPITAL, INC.

BALANCE SHEETS

	As of December 31, 2024	As of December 31, 2023

ASSETS
Current assets
Cash	$353,174	$55,647
Related party receivables	11,699	-
Investment in preferred equity	2,340,000	-
Other receivables	804,611	-
Other assets	9,784	-
Total current assets	3,519,268	55,647

Land	360,000	360,000
Construction in progress	12,887,415	12,887,415
TOTAL ASSETS	$16,766,683	$13,303,062

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Professional fees payable	$2,809,978	$47,557
Accrued expenses and other current liabilities	219,054	134,680
Related party payables	3,000	13,000
Interest payable	501,402	331,259
Notes payable	1,374,417	1,439,095
Note payable to related party	356,426	356,426
Convertible notes payable to related party	-	202,383
Total current liabilities	5,264,277	2,524,400

TOTAL LIABILITIES	5,264,277	2,524,400

Commitments and contingencies (Note 9)

STOCKHOLDERS’ EQUITY
Preferred stock; $0.001 par value, 100,000,000 shares authorized; none issued and outstanding	-	-
Common stock, $0.001 par value, 900,000,000 shares authorized; 74,999,777 and 62,329,743 shares issued and outstanding, respectively	75,000	62,330
Subscription receivable	(556,801)	(42,500)
Additional paid-in capital	17,052,806	11,005,442
Accumulated deficit	(5,068,599)	(246,610)
TOTAL STOCKHOLDERS’ EQUITY	11,502,406	10,778,662
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$16,766,683	$13,303,062

The accompanying notes are an integral part of these financial statements.

F-3

XCF GLOBAL CAPITAL, INC.

STATEMENTS OF OPERATIONS

	For the year ended December 31, 2024	For the Period February 9, 2023 (inception) to December 31, 2023

Revenues	$-	$-

Operating expenses
Professional fees	3,706,994	141,557
Regulatory fees	337,500	-
Rent expenses	118,696	-
General and administrative expenses	446,928	69,660
Total operating expenses	4,610,118	211,217
Operating loss	(4,610,118)	(211,217)

Other income (expenses)
Interest income	24	-
Interest expense	(211,895)	(35,393)
Total other income (expenses)	(211,871)	(35,393)

Net loss	$(4,821,989)	$(246,610)

Loss per common share, basic and diluted	$(0.07)	$(0.01)

Weighted average number of common shares outstanding, basic and diluted	65,477,896	17,422,029

The accompanying notes are an integral part of these financial statements.

F-4

XCF GLOBAL CAPITAL, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2024,

AND FOR THE PERIOD FEBRUARY 9, 2023 (INCEPTION) TO DECEMBER 31, 2023

					Additional
	Preferred stock		Common stock		Paid in	Subscription	Accumulated	Total
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity
Balance at January 1, 2024	-	$-	62,329,743	$62,330	$11,005,442	$(42,500)	$(246,610)	$10,778,662
Subscription received during the period	-	--	-	-	-	42,100	-	42,100
Common shares issued in the settlement of convertible debt	-	-	12,670,034	12,670	6,047,364	(556,401)	-	5,503,633
Net loss	-	-	-	-	-	-	(4,821,989)	(4,821,989)
Balance at December 31, 2024	-	$-	74,999,777	$75,000	$17,052,806	$(556,801)	$(5,068,599)	$11,502,406

					Additional
	Preferred stock		Common stock		Paid in	Subscription	Accumulated	Total
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity
Balance at February 9, 2023 (inception)	-	$-	-	$-	$-	$-	$-	$-
Common shares issued during the year	-	-	42,500,000	42,500	-	(42,500)	-	-
Common shares issued in the settlement of convertible debt	-	-	2,329,743	2,330	1,075,114	-	-	1,077,444
Common shares issued for the asset acquisition	-	-	17,500,000	17,500	9,930,328	-	-	9,947,828
Net loss	-	-	-	-	-	-	(246,610)	(246,610)
Balance at December 31, 2023	-	$-	62,329,743	$62,330	$11,005,442	$(42,500)	$(246,610)	$10,778,662

The accompanying notes are an integral part of these financial statements.

F-5

XCF GLOBAL CAPITAL, INC.

STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2024	For the Period February 9, 2023 (inception) to December 31, 2023

Cash flows from operating activities:
Net loss	$(4,821,989)	$(246,610)
Adjustments to reconcile net loss to net cash used in operating activities:
Issuance of convertible notes for services paid on behalf of XCF	-	50,000
Conversion of interest payable to common stock	9,651	-
Changes in operating assets and liabilities:
Interest payable	170,144	35,393
Professional fees payable	2,762,421	47,557
Receivable from related party	(11,699)	-
Related party payable	(5,000)	-
Other receivables	(814,395)	-
Accrued expenses and other current liabilities	84,374	43,924
Net cash used in operating activities	(2,626,493)	(69,736)

Cash flows from investing activities:
Construction in progress	-	(35,000)
Net cash used in investing activities	-	(35,000)

Cash flows from financing activities:
Proceeds from issuance of convertible notes	2,943,599	152,383
Subscription received	42,100	-
Repayment of notes	(64,679)	-
Receipt from related party	3,000	8,000
Net cash provided by financing activities	2,924,020	160,383

Cash at beginning of period	55,647	-
Cash at the end of period	$353,174	$55,647

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$18,949	$-

Supplemental disclosure of non-cash investing and financing activities:
Assumption of notes payable	$-	$1,439,095
Assumption of accrued expenses	$-	$90,756
Assumption of related party payable	$-	$5,000
Assumption of notes payable to related party	$-	$356,426
Assumption of interest payable	$-	$295,866
Common stock issued for conversion of debt	$6,060,034	$1,077,444
Common stock issued for asset acquisition	$-	$9,947,828
Acquisition of construction in progress and land	$-	$13,212,415
Conversion of loan fees to common stock	$100,000	$-
Convertible notes issued for Acquisition of Preferred Membership Units of New Rise SAF Renewables Limited Liability Company	$2,340,000	$-

The accompanying notes are an integral part of these financial statements.

F-6

NOTE 1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of Business

XCF Global Capital, Inc. (“XCF or the “Company”) was founded and incorporated on January 20, 2023, with the mission to reduce the world’s carbon footprint through production of clean-burning, sustainable biofuels, principally Sustainable Aviation Fuel (“SAF”). SAF is a synthetic kerosene derived from non-food feedstocks such as waste oils and fats, green and municipal waste, and non-food crops and, currently blended with conventional Jet-A fuel. XCF was originally formed as a holding company to scale and operate clean fuel production facilities with plans to implement a fully integrated business model from feedstock supply and production to marketing and sales of renewable fuels. XCF intends to build a nationwide portfolio of SAF production facilities that use non-food feedstocks at competitive production costs and implement a fully integrated business model from feedstock supply and production to marketing and sales of sustainable aviation fuels. XCF owns biodiesel plants located in Fort Myers, Florida and Wilson, North Carolina which XCF intends to further build-out and reconstruct to produce SAF.

On October 31, 2023, XCF entered into an asset purchase agreement with Southeast Renewables, LLC (“Southeast”) to acquire a biodiesel plant in Wilson, North Carolina. Also, on October 31, 2023, XCF entered into an asset purchase agreement with Good Steward Biofuels FL, LLC (“Good Steward”) to acquire a biodiesel plant in Fort Myers, Florida.

Basis of Presentation

The accompanying financial statements for XCF have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The accompanying financial statements are for the year ended 2024 and from the incorporation of XCF on February 9, 2023, through December 31, 2023.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. Such estimates include useful lives of property and equipment, valuation of long-lived assets and their recoverability, and income taxes. The Company bases its estimates on historical experience and also on assumptions that management considers reasonable. The Company assesses these estimates on an ongoing basis; however, actual results could materially differ from these estimates.

Liquidity and Going Concern

In accordance with Accounting Standards Update, (“ASU”), 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40) (“ASC 205-40”), the Company has the responsibility to evaluate whether conditions and/or events raise substantial doubt about its ability to meet its future financial obligations as they become due within one year after the date that the financial statements are issued. This evaluation requires management to perform two steps. First, management must evaluate whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern. Second, if management concludes that substantial doubt is raised, management is required to consider whether it has plans in place to alleviate that doubt. As required by ASC 205-40, this evaluation shall initially not take into consideration the potential mitigating effects of plans that have not been fully implemented as of the date the financial statements are issued. Disclosures in the notes to the financial statements are required if management concludes that substantial doubt exists or that its plans alleviate the substantial doubt that was raised.

From inception through December 31, 2024, the Company incurred recurring losses. The Company’s net loss was $4,821,989 and $246,610 in the year ended December 31, 2024, and the period February 9, 2023 (inception) to December 31, 2023, respectively. The Company had an accumulated deficit of $5,068,599 and current liabilities of $5,264,277 as of December 31, 2024, and cash and cash equivalents, of $353,174. The Company believes that operating losses and negative operating cash flows will continue into the foreseeable future

The Company’s ultimate success is dependent on its ability to obtain additional financing and generate sufficient cash flow to meet its obligations on a timely basis. The Company’s business will require significant capital to sustain operations and the significant investments to execute its long-term business plan. Absent generation of sufficient revenue from the execution of the Company’s long-term business plan, the Company will need to obtain debt or equity financing, especially if the Company experiences downturns in its business that are more severe or longer than anticipated, or if the Company experiences significant increases in expense levels resulting from being a publicly-traded company or operations. Such additional debt or equity financing may not be available to the Company on favorable terms, if at all.

F-7

If the Company is not able to secure adequate additional funding when needed, the Company will need to reevaluate its operating plan and may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs or cease operations entirely. These actions could materially impact the Company’s business, results of operations and future prospects. There can be no assurance that in the event the Company requires additional financing, such financing will be available on terms that are favorable, or at all. Failure to generate sufficient cash flows from operations, raise additional capital or reduce certain discretionary spending would have a material adverse effect on the Company’s ability to achieve its intended business objectives.

Therefore, there is substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. The accompanying financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. They do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to its ability to continue as a going concern.

NOTE 2. SUMMARY OF SIGNIFICANT POLICIES

Cash and Cash Equivalents

All highly liquid temporary cash investments with original maturities of three months or less are cash equivalents. The Company reduces its exposure to credit risk by maintaining its cash deposits with major financial institutions and monitoring their credit ratings. The Company has not experienced any losses on these accounts and believes the credit risk to be minimal.

Property, Plant and Equipment

Land, machinery and equipment and operation plant are recorded at cost less accumulated depreciation. Depreciation of machinery and equipment and operation plant is calculated on a straight-line basis over the estimated useful lives of the assets, which generally range from three to thirty-nine years. Expenditures for renewals and betterments that extend the useful lives of or improve existing property or equipment are capitalized. Expenditure on maintenance and repairs are expensed as incurred.

Depreciation commences upon the machinery and equipment and operation plant being placed in service. As of December 31, 2024, no machinery, equipment or operation plant had been placed in service and therefore there was no accumulated depreciation as of the balance sheet date.

Construction in progress represents expenditures necessary to bring an asset, project, new facilities or equipment to the condition necessary for its intended use and are capitalized and recorded at cost. Once completed and ready for its intended use, the asset is transferred to property, plant and equipment to be depreciated or amortized.

Impairment of Long-Lived Assets

Long-lived assets, including construction in progress, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future net cash flows expected to be generated by the asset group. If an asset group is determined not to be recoverable, the asset group’s carrying value is considered to be impaired. The impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets and is allocated to individual assets in the asset group on a relative fair value basis, not to be reduced below an individual asset’s fair value. During the year ended December 31, 2024, no triggering events were identified that would require a quantitative assessment.

F-8

Income Taxes

The Company records income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and attributable to operating loss and tax credit carryforwards. Accounting standards regarding income taxes require a reduction of the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a “more likely than not” realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, the Company’s experience with operating loss and tax credit carryforwards not expiring unused, and tax planning alternatives.

Significant judgment is required in evaluating the Company’s tax positions and determining its provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Accounting standards regarding uncertainty in income taxes provides a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely, based solely on the technical merits, of being sustained on examinations. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments, and which may not accurately anticipate actual outcomes.

Segments

Operating segments as defined in ASC 280, “Segment Reporting”, are components of public entities that engage in business activities from which they may earn revenues and incur expenses for which separate financial information is available and which is evaluated regularly by the Company’s chief operating decision maker in deciding how to assess performance and allocate resources.

XCF has one reportable segment: renewable fuels. The renewable fuels segment will derive revenues from selling renewable energy products in the future once the Company’s plant facilities become operational. XCF’s chief operating decision maker is the senior executive committee that includes the Chief Executive Officer and Chief Financial Officer.

The measures of segment profit or loss and total assets used by the chief operating decision maker to assess performance for the renewable fuels segment and decide how to allocate resources is based on net income (loss) and total assets as reported on the statements of operations and balance sheets, respectively. The significant expense categories, their amounts and other segment items that are regularly provided to the chief operating decision maker are those that are reported in the Company’s statements of operations.

Fair Value Measurements

FASB ASC 820, “Fair Value Measurements and Disclosures”, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market.

When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

●	Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

F-9

●	Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

●	Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The Company’s financial instruments consist of cash, related party receivables, other receivables, professional fees payable, accrued expenses and other current liabilities, related party payables, notes payable, note payable to related party, and convertible notes payable to related party. The carrying value of each financial instrument approximates fair value due to the short-term nature of the instruments.

Net Loss Per Common Share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to common stockholders (the numerator) by the weighted average number of common shares outstanding for the period (the denominator). Diluted net income per common share attributable to common shareholders is computed by dividing net income by the weighted average number of common shares outstanding during the period adjusted for the dilutive effects of common stock equivalents. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents because their inclusion would be anti-dilutive. For the year ended December 31, 2024 and period February 9, 2023 (inception) to December 31, 2023, no dilutive effect for common stock equivalents was considered in the calculation of diluted loss per share as their effect was anti-dilutive.

Changes in Presentation

During the year ended December 31, 2024, the Company reclassified the presentation of legal fees payable on the balance sheets. Previously, the Company included legal fees payable in Accrued expenses and other current liabilities but for the year ended December 31, 2024, it is included in Professional fees payable. The Company also reclassified Other expenses to General and administrative expenses on the statements of operations. These changes have been applied retrospectively and certain reclasses have been made to conform the presentation for the aforementioned changes in presentation.

Recent Accounting Pronouncements

Recently Adopted Pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), which improves reportable segment disclosure requirements. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective application. The Company adopted ASU 2023-07 for the year ended December 31, 2024, and updated its related disclosures.

Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosure” (“ASU 2023-09”), which enhances the transparency of income tax disclosures by expanding annual disclosure requirements related to the rate reconciliation and income taxes paid. The amendments are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) – Disaggregation of Income Statement Expenses,” which requires additional disclosure about specified categories of expenses included in relevant expense captions presented on the income statement. The amendments are effective for annual periods beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively or retrospectively. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

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NOTE 3. ASSET ACQUISITIONS

North Carolina

On October 31, 2023, the Company entered into an asset purchase agreement with Southeast Renewables, LLC (“Southeast Renewables”) to acquire its Wilson, North Carolina biodiesel plant. The Company issued Southeast Renewables 7,700,000 shares of XCF common stock and issued a convertible promissory note (“Southeast Renewables Convertible Note”) in principal amount of $23,000,000, with a maturity date of October 31, 2024. The transaction did not meet the definition of a business combination and was accounted for as an asset acquisition.

On December 29, 2023, Southeast Renewables exercised its right to convert the Southeast Renewables Convertible Note principal balance of $23,000,000 plus accrued interest of $297,425 into 2,329,743 shares of XCF common stock.

The Company determined that the fair value of the assets acquired were more readily determinable than the fair value of the shares issued, and convertible note issued and have therefore recognized the assets acquired and liabilities assumed on a relative fair value basis. The following table summarizes the acquisition date fair value of the purchase price allocation assigned to each major class of assets acquired and liabilities assumed during the period ended December 31, 2023, as follows:

ASSETS ACQUIRED
Land	$360,000
Biodiesel plants	4,280,207
Total assets acquired	$4,640,207

LIABILITIES ASSUMED
Assumed indebtedness	$1,720
Total liabilities assumed	$1,720

Ft. Myers, Florida

On October 31, 2023, the Company also entered into an asset purchase agreement with Good Steward Biofuels FL, LLC (“Good Steward”), to acquire its Fort Myers, FL biodiesel plant assets. The Company issued Southeast Renewables, the parent company of Good Steward, 9,800,000 shares of XCF common stock as partial consideration for the purchase and also assumed certain liabilities to Southeast Renewables. The transaction did not meet the definition of a business combination and was accounted for as an asset acquisition.

The Company determined that the fair value of the assets acquired were more readily determinable than the fair value of the shares issued and have therefore recognized the assets acquired and liabilities assumed on a relative fair value basis. The following table summarizes the acquisition date fair value of the purchase price allocation assigned to each major class of assets acquired and liabilities assumed during the period ended December 31, 2023, as follows:

ASSETS ACQUIRED
Biodiesel plants	$8,572,208
Total assets acquired	$8,572,208

LIABILITIES ASSUMED
Assumed indebtedness	$2,185,423
Total liabilities assumed	$2,185,423

The construction in progress is $12,887,415 which is comprised of $ 4,280,207 of biodiesel plant in North Carolina, $8,572,208 of biodiesel plant in Ft. Myers, Florida and $35,000 of capitalized expenses.

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NOTE 4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31,	December 31,
	2024	2023

Construction in progress	$12,887,415	$12,852,415
Additions	-	35,000
Construction in progress	$12,887,415	$12,887,415

The Company has not placed any of the assets into service, therefore depreciation expense for the year ended December 31, 2024 and for the period February 9, 2023 (inception) to December 31, 2023, was $0.

NOTE 5. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following as of:

	December 31,	December 31,
	2024	2023

Property tax payable	$122,671	$78,817
Other current liabilities	96,383	55,863
Accrued expenses and other current liabilities	$219,054	$134,680

NOTE 6. NOTES PAYABLE

On October 31, 2023, as part of the asset acquisition of the Wilson, North Carolina biodiesel plant, the Company issued a convertible promissory note, in the aggregate principal amount of $23,000,000 as part of the purchase consideration, with a maturity date of October 31, 2024 (the “Southeast Renewables Convertible Note”). The Southeast Renewables Convertible Note accrues interest at the per annum rate of 8% and could be converted into shares of XCF common stock based on the outstanding principal and interest, divided by the conversion price. The conversion price prior to a change of control is $10, and subsequent to a change of control is equal to the volume weighted average price of the shares of common stock for the 20 days prior to the notice of conversion. On December 29, 2023, Southeast Renewables exercised its right to convert the Southeast Renewables Convertible Note principal balance of $23,000,000 plus accrued interest of $297,425 into 2,329,743 shares of XCF common stock.

The Company assumed several promissory note agreements for an aggregate notes payable amount of $1,439,095 and interest payable of $295,866 related to these notes as of December 31, 2023. Interest on the promissory notes ranges from 8% - 12% per annum. These notes are in default due to nonpayment upon the maturity dates and the outstanding balances have been classified as current on the balance sheet as of December 31, 2024. One of the promissory notes is secured by the building and all equipment located in the biodiesel plant in Fort Myers, Florida. As of December 31, 2024, the Company has outstanding notes payable balance totaling $1,374,417.

During the years ended December 31, 2024, and the period February 9, 2023 (inception) to December 31, 2023, the Company recognized $156,249 and $26,541 in interest expense, respectively, related to these notes.

NOTE 7. CONVERTIBLE NOTES PAYABLE

During the period February 9, 2023 (inception) to December 31, 2023, the Company entered into convertible notes payable with GL Part SPV I, LLC (“GL”), a shareholder of the Company, borrowing an aggregate of $202,383. The balance can be converted into common stock of the Company, with one share issued for each dollar outstanding upon conversion. Interest on convertible notes is 10% per annum. Maturity dates for these promissory notes are less than 1 year. As of December 31, 2024, the balance was converted into common stock.

F-12

From January 1, 2024, to February 27, 2024, GL loaned an additional $1,608,000 to XCF. The unsecured loans were interest bearing at 10% per annum and convertible into shares of XCF common stock at a stock price conversion factor of $1 per share. On February 14, 2024, XCF and GL entered into a note purchase agreement to convert $1,210,383 of principal and $9,487 in accrued interest into 1,219,870 shares of XCF common stock. On February 27, 2024, XCF and GL entered into a note purchase agreement to convert the remaining $600,000 of principal and $164 in accrued interest into 600,164 shares of XCF common stock.

On October 15, 2024, XCF and GL entered into a convertible note for $2,000,000. The convertible note bears interest at 10% per annum on the outstanding principal, is unsecured, and is convertible into shares of XCF common stock at a conversion price of $0.40 per share. On October 16, 2024, the convertible note was converted into 5,000,000 shares of XCF common stock. XCF has not received $556,401 of the note proceeds and the balance is classified as subscription receivable in the statements of stockholders’ equity as the convertible note has been converted into XCF common stock.

On November 15, 2024, XCF and GL entered into a convertible note for $1,000,000. The convertible note bears interest at 10% per annum on the outstanding principal, is unsecured, and is convertible into shares of XCF common stock at a conversion price of $0.40 per share. On November 15, 2024, the convertible note was converted into 2,500,000 shares of XCF common stock.

On December 6, 2024, XCF and GL entered into a convertible note for $1,090,000. The convertible note bears interest at 10% per annum on the outstanding principal, is unsecured, and is convertible into shares of XCF common stock at a conversion price of $0.40 per share. On December 6, 2024, the convertible note was converted into 2,725,000 shares of XCF common stock.

On December 31, 2024, XCF and GL entered into a convertible note for $250,000. The convertible note bears interest at 10% per annum on the outstanding principal, is unsecured, and is convertible into shares of XCF common stock at a conversion price of $0.40 per share. On December 31, 2024, the convertible note was converted into 625,000 shares of XCF common stock.

Considering the XCF common stock of 20,450,000 shares outstanding as of December 31, 2023, and combined with the 12,670,034 shares of XCF common stock issued under the conversions, GL owned 33,120,034 shares of XCF, representing a 44.16% ownership interest.

During the year ended December 31, 2024, and period February 9, 2023 (inception) to December 31, 2023, the Company recognized $6,853 and $0 in interest expense, respectively, related to these notes. The interest expense for the year ended December 31, 2024, was converted into common stock of the Company.

NOTE 8. INVESTMENT IN PREFERRED EQUITY

New Rise SAF Renewables Limited Liability Company (“New Rise SAF”) issued the Company 100,000 preferred membership units in exchange for $1,000,000 on November 16, 2024, 109,000 preferred membership units in exchange for $1,090,000 on December 6, 2024, and 25,000 preferred membership units in exchange for $250,000 on December 31, 2024. The preferred membership units have a liquidation preference five times over the common membership interest holders of New Rise SAF. The units are recorded as investments in equity securities pursuant to ASC 321 and recognized at cost minus impairment.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is not involved in litigation claims arising in the ordinary course of business. Legal fees and other costs associated with such actions are expensed as incurred. In addition, the Company assesses, in conjunction with its legal counsel, the need to record a liability for litigation and contingencies. The Company reserves for costs relating to these matters when a loss is probable, and the amount can be reasonably estimated.

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NOTE 10. INCOME TAXES

The Company accounts for its income taxes in accordance with ASC 740, “Incomes Taxes”, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and tax credit carry forwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operation in the period that includes the enactment date. The Company has a net operating loss carryforward, however, due to the uncertainty of realization, the Company has provided a full valuation allowance for deferred tax assets resulting from this net operating loss carryforward.

The reconciliation of the federal statutory income tax rate to our effective income tax rate is as follows:

	2024	2023

Federal tax statutory rate	21.0%	21.0%
Permanent difference	(0.0)%	(0.0)%
Valuation allowance	(21.0)%	(21.0)%
Effective rate	0%	0%

Significant components of the Company’s estimated deferred assets and liabilities as of December 31, 2024 and 2023 are as follows:

	2024	2023
	(net)	(gross)
Net operating loss	$51,931	$246,610
Start-up costs	444,553	-
Transaction costs	567,922	-
Valuation allowance	(1,064,406)	(246,610)
Deferred tax assets, net of valuation allowance	$-	$-

As of December 31, 2024, we had federal net operating loss of $247,288 which has an indefinite carryforward period.

NOTE 11. STOCKHOLDERS’ EQUITY

Authorized Capital

The Company is currently authorized to issue up to 900,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

The Company is presently authorized to issue up to 900,000,000 shares of common stock, $0.001 par value per share, of which 74,999,777 and 62,329,743 shares of common stock were issued and outstanding as of December 31, 2024, and 2023, respectively. The holders of the Company’s common stock are entitled to receive dividends equally when, as and if declared by the Board of Directors, out of funds legally available.

The holders of the Company’s common stock have sole voting rights, one vote for each share held of record, and are entitled upon liquidation of the Company to share ratably in the net assets of the Company available for distribution after payment of all obligations of the Company and after provision has been made with respect to each class of stock, if any, having preference over the common stock, currently including the Company’s preferred stock. The shares of common stock are not redeemable and have no preemptive or similar rights.

F-14

Convertible Notes – Conversions

During the year ended December 31, 2024, and period February 9, 2023 (inception) to December 31, 2023, the Company issued 12,670,034 and 17,500,000 shares of common stock, respectively, in connection with the conversion of the convertible notes discussed in Note 6.

NOTE 12. SIGNIFICANT CONTRACTS

Membership Interest Purchase Agreement

On December 8, 2023, XCF entered into a Membership Interest Purchase Agreement with RESC Renewables Holdings, LLC (“RESC Renewables”) to acquire all of the issued and outstanding Membership Interests of New Rise Renewables, LLC (“New Rise”) in exchange for a convertible promissory note of $100,000,000 (the “New Rise Convertible Note”) and 88,750,000 common stock shares of XCF. The transaction will result in XCF acquiring the business and operations of New Rise, including a renewable fuels processing plant located in Reno, Nevada. The transaction closed subsequent to December 31, 2024, refer to Note 14.

On December 8, 2023, XCF entered into a Membership Interest Purchase Agreement (“New Rise SAF MIPA”) with Randy Soule and GL to acquire all of the issued and outstanding Membership Interests of New Rise SAF in exchange for 20,000,000 common stock shares of XCF. The transaction will result in XCF owning a 10-acre plot adjacent to the New Rise Reno production facility. XCF intends to construct a processing plant, New Rise Reno 2, to produce sustainable aviation fuel. The transaction closed subsequent to December 31, 2024, refer to Note 14.

Debt and Equity Transactions

On March 12, 2024, the Company was the subject of a Form 8-K filing with the Securities and Exchange Commission (“SEC”) to effectuate a merger with a special purpose acquisition company, Focus Impact BH3 Acquisition Company (“Focus Impact”).

On March 12, 2024, the Company entered into a Company Support Agreement with the holders of the New Rise Convertible Note to void the New Rise Convertible Note and issue an amended convertible note on the closing of the transaction, with a mandatory conversion feature of the outstanding principal balance on the amended convertible note for shares of Class A common stock of Focus Impact BH3 Newco, Inc. common stock at a conversion price of $10 per share upon the consummation of the transaction with Focus Impact discussed above. The amended convertible note has not yet been issued and accounting for it is not required.

These transactions were subsequently completed in 2025 as disclosed in Note 14.

NOTE 13. RELATED PARTY TRANSACTIONS

Issuance of Common Stock to GL Part SPV I, LLC

GL’s beneficial ownership of XCF as of December 31, 2023, was comprised of 20,450,000 common stock shares (issued on September 14, 2023, for an aggregate purchase price of $20,450 in cash, or approximately $0.001 per share, or 27.3%). During the period ended December 31, 2024, the Company issued 12,670,034 shares of common stock in connection with the conversion of the convertible promissory note discussed in Note 6. As of December 31, 2024, the aggregate ownership of GL is comprised of 33,120,034 Common Stock or 44.2%.

F-15

Borrowing

During the period ended December 31, 2024, GL agreed to loan XCF $5,948,000 in the form of convertible notes payable to be used for a portion of XCF’s expenses for its initial public offering. All convertible notes payable were converted into common stock during the period ended December 31, 2024, as described in Note 6.

Notes payable to related party as of December 31, 2024, and 2023, respectively, includes $356,426 borrowed from GL. Interest on the promissory notes is 10% per annum. The note payable to related party is in default due to nonpayment upon the maturity date and the outstanding balance has been classified as current on the balance sheet as of December 31, 2024. During the years ended December 31, 2024, and the period February 9, 2023 (inception) to December 31, 2023, the Company recognized $35,643 and $6,054 in interest expense, respectively, related to these notes.

Related party payables as of December 31, 2024, and 2023 included $3,000 and $8,000 respectively; advanced to the Company from GL.

Management payable and receivable

Mihir Dange and SKY MD LLC (an entity owned 100% by Mihir Dange, Director) received $101,307 and $0 as expense reimbursements during the year ended December 31, 2024, and 2023, respectively. These expenses are included in general and administrative expenses in the income statements. The expense reimbursement payable to Mihir Dange as of December 31, 2024, and 2023, was $2,400 and 29,337, respectively, and is included in the Accrued expenses and other current liabilities on the balance sheets.

Additionally, there was a related party payable to the Vice President, Finance for bookkeeping services totaling $0 and $5,000 as of December 31, 2024, and 2023, respectively. There was an advance given to the Director and Chief Business Development Officer, for travel and other personal expenses totaling $10,199 and $0 as of December 31, 2024, and 2023, respectively and is included in the Related party receivables on the balance sheets.

NOTE 14. SUBSEQUENT EVENTS

The Company has evaluated all transactions through the date of the financial statements were issued for subsequent events disclosure or adjustment consideration.

Debt and equity issuances

On January 14, 2025, XCF and GL entered into a convertible promissory note for $200,000. The convertible promissory note bears interest at 10% per annum on the outstanding principal, is unsecured, and is convertible into shares of XCF common stock at a conversion price of $0.40 per share. On January 14, 2025, the convertible promissory note was converted into 500,000 shares of XCF common stock.

On January 14, 2025, XCF and GL entered into a convertible promissory note for $138,333. The convertible promissory note bears interest at 10% per annum on the outstanding principal, is unsecured, and is convertible into shares of XCF common stock at a conversion price of $0.40 per share. On January 14, 2025, the convertible promissory note was converted into 345,833 shares of XCF common stock.

On January 14, 2025, XCF and SKY MD LLC entered into a convertible promissory note for $138,333. The convertible promissory note bears interest at 10% per annum on the outstanding principal, is unsecured, and is convertible into shares of XCF common stock at a conversion price of $0.40 per share. On January 14, 2025, the convertible promissory note was converted into 345,833 shares of XCF common stock.

On January 14, 2025, XCF and Focus Impact Partners, LLC (“Focus Impact Partners”) entered into a convertible promissory note for $150,000. The convertible promissory note bears interest at 10% per annum on the outstanding principal, is unsecured, and is convertible into shares of XCF common stock at a conversion price of $0.40 per share. On January 14, 2025, the convertible promissory note was converted into 375,000 shares of XCF common stock.

On January 31, 2025, XCF and Innovativ Media Group, Inc. entered into a promissory note for $500,000. The promissory note bearing interest of $100,000, payable on the earliest of March 31, 2025, unless extended by mutual written consent of XCF and Innovativ Media Group, Inc., or upon an event of default. In connection with the issuance of the promissory note, XCF issued 250,000 shares of its common stock to Innovativ Media Group, Inc.

F-16

On April 17, 2025, XCF and Innovativ entered into a first amendment to the Innovativ Promissory Note (the “Amended Innovativ Promissory Note”) whereby the payment terms of the note were amended to the earliest of (i) 10 business days from the date of XCF entering into a Qualified Financing Event and receiving proceeds therefrom, unless extended in writing by mutual consent of XCF and Innovativ, or (ii) an event of default (as specified in the Amended Innovativ Promissory Note), if such note is then declared due and payable in writing by Innovativ. A “Qualified Financing Event” under the Amended Innovativ Promissory Note means the closing of any transaction or series of related transactions, including without limitation any equity or debt financing, that results in gross proceeds to the Company of at least $15 million, and that directly or indirectly results in the Company’s refinancing, repayment, or restructuring of any portion of its secured debt obligations, including through a refinancing, recapitalization, debt-for-equity exchange, secured loan facility, or other similar financing arrangement; provided, however, that any such event shall not be deemed a Qualified Financing Event unless, following the closing of such transaction(s), XCF maintains a minimum cash balance of at least $3 million in its primary operating bank account, and each of the foregoing conditions is fully satisfied without waiver or modification, except as may be expressly agreed to in writing by Innovativ and XCF. The Amended Innovativ Promissory Note also provides for additional one-time interest payment on the note at a fixed rate of 12% or $60,000, which amount is in addition to the interest already payable on the original note.

On February 13, 2025, XCF and GL entered into a promissory note for gross principal amount of $1,200,000 with net proceeds from the note equal to $1,000,000. The promissory note bears interest of $240,000, is unsecured, and is due at the earlier of (i) 30 days from the date of receipt of any customer payment paid to XCF, unless extended in writing by mutual consent of XCF and GL or (ii) an event of default (as specified in the promissory note). In connection with the issuance of the promissory note, XCF issued 200,000 shares of its common stock to GL.

On April 17, 2025, XCF and GL entered into a promissory note for gross principal amount of $2,500,000. The promissory note bears interest of $300,000, is unsecured, and is due at the earlier of (i) 10 business days from the date of XCF entering into a Qualified Financing Event, unless extended in writing by mutual consent of XCF and GL or (ii) an event of default (as specified in the promissory note). In connection with the issuance of the promissory note, XCF issued 5,000,000 shares of its common stock to parties assigned by GL.

On May 10, 2025, XCF and Narrow Road Capital Ltd entered into a promissory note for gross principal amount of $700,000. The promissory note bears interest of $140,000, is unsecured, and is due at the earlier of (i) September 30, 205 or (ii) an event of default (as specified in the promissory note). In connection with the issuance of the promissory note, the holder shall have the right, but not the obligation, to elect to receive up to 280,000 shares of XCF common stock with 500 shares being issued on May 29, 2025. On September 10, 2025 Narrow Road elected the right to receive the remaining outstanding 279,500 shares associated with the note which were convertible into 191,813 shares of XCF Global, Inc. subsequent to XCF’s merger with Focus Impact BH3 Acquisition Company.

On May 10, 2025, XCF and Gregory Segars Cribb entered into a promissory note for gross principal amount of $250,000. The promissory note bears interest of $50,000, is unsecured, and is due at the earlier of (i) September 30, 205 or (ii) an event of default (as specified in the promissory note). In connection with the issuance of the promissory note, the holder shall have the right, but not the obligation, to elect to receive up to 100,000 shares of XCF common stock with 500 shares being issued on May 29, 2025. On September 10, 2025 Gregory Segars Cribb elected the right to receive the remaining outstanding 99,500 shares associated with the note were convertible into 68,214 shares of XCF Global, Inc. subsequent to XCF’s merger with Focus Impact BH3 Acquisition Company.

On July 29, 2025, subsequent to XCF’s merger with Focus Impact BH3 Acquisition Company, XCF Global Inc. and EEME Energy SPV I LLC (“EEME Energy”) entered into a Convertible Note Purchase Agreement pursuant to which the Company agreed to issue and sell up to $7,500,000 in aggregate principal amount of convertible promissory notes in one or more closings. In connection with the execution of the Convertible Note Purchase Agreement, the Company also agreed to pay an arrangement fee and advisory fee to EEME Energy, which will be paid through the issuance of 750,000 shares of the Company’s Class A Common Stock as it relates to the arrangement fee and 200,000 of the Company’s Class A Common Stock as it relates to the advisory fee. EEME Energy has elected to convert the in aggregate $6,000,000 of the Convertible Promissory Note (including any interest accrued thereon) into shares of common stock of XCF Global, Inc.

F-17

New Rise SAF Closing

Our acquisition of New Rise SAF was completed on January 23, 2025. At closing, the aggregate purchase price of $200,000,000 was reduced by $12,700,000, which represented XCF’s five times liquidation preference for its preferred membership units. As a result, Randy Soule was issued 15,036,170 shares of XCF common stock in exchange for his membership units, and GL was issued 3,693,830 shares of XCF common stock in exchange for its membership units and after consideration of its five times liquidation preference. Total consideration at closing was approximately $187,300,000 or 18,730,000 shares of XCF common stock.

New Rise Closing

On February 19, 2025, XCF completed the acquisition of New Rise. At closing, the aggregate purchase price of $1.1 billion was reduced by $118,738,000, which represented principal and interest on New Rise’s outstanding debt obligations to a financial institution and two notes payable to XCF. As a result, RESC Renewables was issued 88,126,200 shares of XCF common stock in exchange for its membership units. In connection with a consulting agreement between RESC Renewables and GL, GL is entitled to receive 4,406,310 shares of the XCF common stock issued to RESC Renewables. On May 30, 2025, the aggregate purchase price was updated to reflect actual New Rise liabilities of $126.7 million compared to $118.7 million in connection with the initial closing on February 19, 2025. As a result, the total shares issued in connection with the acquisition were adjusted to be 87,331,951 of XCF common stock, of which RESC Renewables received 82,965,353 and GL received 4,366,598 shares of XCF common stock. In addition, pursuant to the New Rise Renewables MIPA, XCF issued a convertible promissory note to RESC Renewables in principal amount of $100,000,000, of which $51,746,680 in principal amount was subsequently assigned from RESC Renewables to Encore DEC, LLC, an entity 100% owned by Randy Soule.

Transaction with Focus Impact

On March 11, 2024, we entered into the Business Combination Agreement with Focus Impact and certain of Focus Impact’s subsidiaries. Focus Impact is a special purpose acquisition corporation focused on amplifying social impact through the pursuit of a merger or business combination with socially forward companies. The transaction was structured as a merger of XCF and a wholly owned subsidiary of Focus Impact. After the completion of the transaction on June 6, 2025 (the “NewCo Merger”), XCF became a wholly owned subsidiary of Focus Impact BH3 NewCo, Inc., which was subsequently renamed to XCF Global, Inc., and XCF Global, Inc. (“New XCF”) became a new publicly traded company on NASDAQ (Nasdaq: SAFX).

Pursuant to the terms of the Business Combination Agreement:

●	in connection with the completion of the NewCo Merger (i) each share of Focus Impact Class A common stock, par value $0.0001 per share outstanding immediately prior to the effectiveness of the NewCo Merger was converted into the right to receive one share of New XCF Class A common stock, par value $0.0001 per share (“New XCF Common Stock”) (rounded down to the nearest whole share), (ii) each share of Focus Impact Class B common stock, par value $0.0001 per share outstanding immediately prior to the effectiveness of the NewCo Merger was converted into the right to receive one share of New XCF Common Stock and (iii) each warrant of Focus Impact outstanding immediately prior to the effectiveness of the NewCo Merger was converted into the right to receive one New XCF Warrant, with New XCF assuming Focus Impact’s rights and obligations under the existing warrant agreement; and
●	in connection with the completion of the Company Merger, each share of common stock of XCF outstanding immediately prior to the effectiveness of the Company Merger was converted into the right to receive shares of New XCF Common Stock (rounded down to the nearest whole share) determined in accordance with the Business Combination Agreement based on a pre-money equity value of XCF of $1,750,000,000, subject to adjustments for net debt and transaction expenses, and a price of $10.00 per share of New XCF Common Stock.

The Company is evaluating the accounting for this transaction as of the date of these financial statements.

F-18

Consulting Agreement with Focus Impact Partners

On February 19, 2025, XCF and Focus Impact Partners entered into a strategic consulting agreement (the “Consulting Agreement”), pursuant to which Focus Impact Partners will provide XCF (and, the post-transaction company following completion of the Business Combination) with certain consulting services. Under the terms of the Consulting Agreement, Focus Impact Partners will receive an annual consulting fee of $1,500,000, which will be payable in monthly installments of $125,000 starting with an initial payment on or prior to March 31, 2025 (pro-rated from February 19, 2025, through and including March 31, 2025). In addition to the annual fee, the Consulting Agreement also provides that Focus Impact Partners is entitled to an additional consulting fee in connection with any acquisition, merger, consolidation, business combination, sale, divestiture, financing, refinancing, restructuring or other similar transaction for which Focus Impact Partners provides consulting services, the amount and terms of which will be subject to mutual agreement between the company and Focus Impact Partners consistent with the market practice for such consulting services.

ELOC Agreement

On May 30, 2025, NewCo and XCF entered into an equity line of credit purchase agreement (the “ELOC Agreement”) with Helena Global Investment Opportunities I Ltd (“Helena”). Pursuant to the ELOC Agreement, following the completion of XCF’s previously announced business combination with Focus Impact, NewCo will have the right to issue and to sell to Helena from time to time, as provided in the ELOC Agreement, up to $50,000,000 of Class A Common Stock of NewCo, subject to the conditions set forth therein. As a commitment fee in connection with the execution of the ELOC Agreement, XCF has issued to Helena 740,000 shares of XCF’s common stock, representing the expected number of shares of its common stock that will be equal to 500,000 shares of NewCo Class A Common Stock as of the closing of the business combination.

Helena Note

On May 30, 2025, NewCo, XCF, Randall Soule, in his individual capacity as a shareholder of XCF, and Helena entered into a promissory note (the “Helena Note”) for gross principal amount of $2,000,000. The Helena Note bears interest of $400,000, is unsecured, and is due at the earlier of (i) the date that is three months from Helena’s disbursement of the loan evidenced by the Helena Note, (ii) an event of default (as specified in the Helena Note), if such note is then declared due and payable in writing by the holder or if a bankruptcy event occurs (in which case no written notice from the holder is required) or (iii) in connection with future debt or equity issuances by NewCo or its subsidiaries. In connection with the issuance of the Helena Note, Soule has agreed to transfer 2,840,000 shares of XCF common stock held by him to Helena, representing the expected number of shares of XCF common stock that will be equal to 2,000,000 shares of NewCo Class A Common Stock (the “Advanced Shares”) as of the closing of the business combination. Upon Helena’s receipt of an aggregate of $2,400,000 in (i) payments from NewCo and (ii) aggregate net proceeds from the sale of Advanced Shares, NewCo’s payment obligations for principal and interest under the Helena Note will have been satisfied and Helena is obligated to return any remaining Advanced Shares to Soule. If the Helena shall have sold all of the Advanced Shares and not yet received at least $2,400,000 in net proceeds from the sale thereof and in other payments from NewCo, NewCo shall remain responsible for payment of any shortfall, which shall be payable as otherwise required under the terms of the Helena Note. As disclosed above with respect to the Helena Note, in connection with the issuance of the Helena Note, Randall Soule agreed to transfer 2,840,000 shares of XCF common stock held by him to Helena. The Company and Mr. Soule entered into a Share Issuance Agreement dated as of May 30, 2025, pursuant to which the Company agreed to issue Mr. Soule 2,840,000 shares of XCF common stock in consideration for Mr. Soule’s transfer of an equal number of shares to the Investor.

On July 10, 2025, New XCF and Helena entered into Amendment No. 1 to the Helena Note dated May 30, 2025, by and between NewCo, Helena and Randall Soule. Pursuant to Amendment No. 1, in exchange for a cash payment from Helena of $2,249,771, the Company and Soule waived Helena’s obligation to return certain shares of the Company’s Class A Common Stock pursuant to Section 11.2 of the original Helena Note. The Company and Soule agreed to amend the Share Issuance Agreement dated as of May 30, 2025 between the Company and Soule. Under the terms of the amendment, Soule has agreed to return to the Company for cancellation of certain shares of the Company’s Class A Common Stock that had been issued to him pursuant to the original Share Issuance Agreement.

F-19

EXHIBIT INDEX

Exhibit No.	Description
31.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XCF GLOBAL CAPITAL, INC.

Date: September 15, 2025	By:	/s/ Mihir Dange
Mihir Dange
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date

/S/ Mihir Dange	Chief Executive Officer; Director	September 15, 2025
Mihir Dange	(Principal Executive Officer)

/s/ Simon Oxley	Chief Financial Officer	September 15, 2025
Simon Oxley	(Principal Financial Officer)

/s/ Pamela Abowd	Chief Accounting Officer	September 15, 2025
Pamela Abowd	(Principal Accounting Officer)

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